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Metropolitan Life Insurance Company
200 Park Avenue
New York, NY 10166

                                                                   March 9, 2016

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:   Metropolitan Life Insurance Company
      Metropolitan Life Separate Account UL
      File Nos. 811-06025 and 333-208963
      SEC Accession No. 0001193125-16-427935
      Request for Withdrawal of Registration Statement Pursuant to Rule 477

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Metropolitan Life Insurance Company ("MetLife") and Metropolitan Life Separate Account UL (the "Registrant") hereby request the withdrawal of the Registrant's initial registration statement on Form N-6 for the Flexible Premium Variable Universal Life Insurance Policies (the "Policies"), File No. 333-208963, filed with the Securities and Exchange Commission on January 12, 2016
(the "Registration Statement").

MetLife, Inc., the ultimate parent of MetLife, has determined not to issue the Policies through MetLife and the Registrant. Therefore, MetLife and the Registrant hereby request the withdrawal of the Registration Statement and that an order be issued granting this request as soon as is practicable. The Registration Statement has not yet become effective, and no securities have been sold in connection with the Registration Statement.

If you have any questions regarding this matter, please contact W. Thomas Conner of Reed Smith LLP at (202) 414-9208, or Peggy Heminger of Reed Smith LLP at
(412) 288-7204.

Sincerely,

Metropolitan Life Insurance Company

By: /s/ Alan C. Leland, Jr.
    Alan C. Leland, Jr.
    Vice President

cc:   John M. Richards, Esq.
      W. Thomas Conner, Esq.